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                                                                      EXHIBIT 21



FOR IMMEDIATE RELEASE
Contact: George Pasley
V. P. Communications
214-953-4510
Website:  prnewswire.com/gix


           SHELDON R. ERIKSON NOMINATED TO GLOBAL BOARD OF DIRECTORS

DALLAS, TX (April 1, 1999) - Sheldon R. Erikson, Chairman of the Board, President and Chief Executive Officer of Cooper Cameron Corporation (NYSE: CAM) has been nominated for election as a director of Global Industrial Technologies, Inc. (NYSE: GIX) at Global's annual meeting on May 28, 1999. The position for which Mr. Erikson has been nominated is currently filled by Samuel B. Casey, Jr. who will retire as a director effective the date of the annual meeting.

"We are delighted that Mr. Erikson has agreed to join the Board. His long experience in industry and management and with mergers and acquisitions makes him uniquely qualified to provide our Company with independent judgment and counsel," said Rawles Fulgham, Global's Chairman and Chief Executive officer. "Just as we look forward to welcoming Mr. Erikson as a Board member, I speak on behalf of my fellow directors in expressing our thanks and gratitude to Sam Casey for his many years of service to our company. His wisdom and insights will be missed."

Mr. Erikson, 57, has been Chairman of the Board of Cooper Cameron Corporation since 1996, and President and Chief Executive Officer since January 1995. Prior to that he was Chairman of the Board and Chief Executive Officer of The Western Company of North America (NYSE), a worldwide petroleum service company engaged in pressure pumping, well stimulating and cementing, and offshore contract drilling, until its merger with BJ Services Company (NYSE). He was also President of Joy Petroleum Equipment Group of Joy Manufacturing Company; served as President of the Oilfield Services Group of NL Industries, Inc.; as well as Executive Vice President and Chief Operating Officer of Digicon, Inc.; Group Vice President of the Plastic and Chemicals Group of Hoover Universal Corporation; and General Manager of the Mining Products Department of General Electric Company.

Mr. Erikson is also a director of Triton Energy Corporation and Layne Christensen Company.